

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2023

Paul Lévesque
President and Chief Executive Officer
Theratechnologies, Inc.
2015 Peel Street, Suite 1100
Montréal, QC H3A 1T8

> **Re: Theratechnologies, Inc.**
> **Registration Statement on Form F-3**
> **Filed December 21, 2023**
> **File No. 333-276196**

Dear Paul Lévesque:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Martin Glass, Esq.